UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            Sanderson Farms, Inc.
                               (Name of Issuer)

                   Common Stock, $1.00 par value per share
                        (Title of Class of Securities)

                                    800013
                                (CUSIP Number)

                        Estate of Joe Frank Sanderson
                              225 N. 13th Avenue
                          Laurel, Mississippi 39440
                                (601) 649-4030
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 30, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Estate of Joe Frank Sanderson
            64-6213477

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) _
            (b) _

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Estate subject to the laws of the State of Mississippi


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  0 shares  of Common  Stock,  $1.00 par value per
                              share (ACommon Stock@)
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        3,214,672 shares of Common Stock
WITH
                        (9)   SOLE DISPOSITIVE POWER

                              0 shares of Common Stock

                        (10)  SHARED DISPOSITIVE POWER

                              3,214,672 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,214,672 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            _

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.6%

14)   TYPE OF REPORTING PERSON (See Instructions)

                                 SCHEDULE 13D

Preliminary  Statement

     The Reporting Person files this Amendment No. 2 to Schedule 13D to report the development described in the fourth paragraph of Item 6, involving an amendment to the Credit Agreement between the Reporting Person and Harris Trust and Savings Bank and SunTrust Bank. This filing also reflects the sale of 15,000 shares of Sanderson Farms, Inc. common stock on March 6,2001.

ITEM 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Street, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

      (a) This statement is filed on behalf of the Estate of Joe Frank Sanderson (the "Estate").

      (b) The Estate's address is c/o Joe F. Sanderson, Jr. or William R. Sanderson, co-executors, 225 N. 13th Street, Laurel, Mississippi 39440.

      (c) Not applicable.

      (d) During the last five years, the Estate has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) During the last five years, the Estate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Estate is subject to the laws of the State of Mississippi.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      Not applicable.

ITEM 4.  Purpose of Transaction.

     On January 4, 1998, Joe Frank Sanderson died. The shares of Common Stock that Mr. Sanderson owned of record are now owned of record by the Estate. The co-executors of the Estate are Mr. Sanderson's sons, Joe F. Sanderson, Jr. and William R. Sanderson (the "Co-executors").

      The Estate does not have any plans or proposals that relate to or would result in any of the following actions:

- the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of the Common Stock held by the Estate to the heirs and legatees under the decedent's last will. Those heirs and legatees are primarily the decedent's four children, who include the Co-executors;

-     an   extraordinary   corporate   transaction,    such   as   a   merger,
      reorganization or liquidation, involving the Company or any of its subsidiaries;

- a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

- any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

- any material change in the present capitalization or dividend policy of the Company;

- any other material change in the Company's business or corporate structure;

- changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

- causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

-     causing a class of  securities  of the  Company to become  eligible  for
      termination  of  registration   pursuant  to   Section 12(g)(4)  of  the
      Exchange Act; or

-     any action similar to any of those enumerated above.

      Both of the Co-executors are directors of the Company (and one is an officer of the Company) and, as such, participate in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Estate is the beneficial owner of 3,214,672 shares of Common Stock, representing approximately 23.6% of the shares of Common Stock of the Company outstanding. The amount reported in Amendment No. 1 was 3,229,672 shares. The difference results from the Estate's sale of 15,000 shares on March 6,2001.

     (b) The Co-executors of the Estate share the power to vote or to direct the vote and to dispose or to direct the disposition (including selling or encumbering the shares or distributing them to heirs and legatees) of the shares of Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, each of the Co-executors disclaims the beneficial ownership of the shares of Common Stock owned of record by the Estate.

      Joe F. Sanderson, Jr. is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company. William R. Sanderson is employed as the Director of Marketing for the Company and is a member of the Board of Directors of the Company. The business address for each of them is 225 N. 13th Street, Laurel, Mississippi 39440. During the last five years, neither of them has been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. They are both citizens of the United States.

     (c)  During  the  past  sixty  days,   the  Estate  has  not  effected  any
transactions involving the Common Stock of the Company.

     (d) To the knowledge of the Estate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record by the Estate.

     (e) Not applicable.

ITEM  6.  Contracts,   Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

     Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association (the "Lender") and the Co-executors of the Estate, solely in their capacities as co-executors, the Estate pledged 3,085,000 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the Co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

     On March 6, 2000, the Lender notified the Estate that it was in default under the Loan Agreement because the decline in market value of the Common Stock pledged as collateral for the Loan Agreement had caused the Estate to have insufficient collateral for the loan. Copies of the Loan Agreement and the related Pledge Agreement were filed as exhibits to the Schedule 13D filed by the Reporting Person on December 16, 1999 and are incorporated herein by reference. On March 21, 2000, the Estate paid in full all obligations under the Loan Agreement, using the funds made available under the Credit Agreement described in the following paragraph.

     On March 21, 2000, the Estate borrowed $13,500,000 from Harris Trust and Savings Bank and SunTrust Bank (the "Banks") under a Credit Agreement of that date. The entire proceeds were used to pay off the Estate's loan from Bank of America National Trust and Savings Association. The loan under the Credit Agreement is secured by the Estate's pledge of 3,214,672 shares of Common Stock of the Company. This loan requires that the ratio of the principal amount of the loan, divided by the market value of the pledged Common Stock, not exceed 60%. In making this calculation, the value of the pledged Common Stock is its market value, except that if the market value is less than $5.00 per share the Common Stock is deemed to have no collateral value. In addition, in making this calculation the principal amount of the loan is reduced by any cash collateral held by the banks, and also by the principal amount of any guaranty of the loan that the Company may decide to provide to the banks. The Bank of America loan did not make provision for a guaranty by the Company. A guaranty that is provided by the Company will be released at the request of the Estate or the Company if, on the last day of any calendar quarter, the abovementioned ratio is 50% or less. The Estate has agreed to indemnify the Company against any loss from any such guaranty. Upon payment in full of the banks, the Company would succeed to the banks position as pledgee of the Common Stock, and the shares would secure the Estate's obligations to the Company.

     On March 30, 2001, the Estate entered into a First Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for an extension of the first principal payment date from April 1, 2001 to April 1, 2002, and provides for the addition of certain real estate owned by the Estate as additional security for the loan. Pursuant to this amendment, the principal amount of the loan will be repaid in 16 consecutive quarterly installments beginning April 1, 2002, rather than 20 installments beginning April 1, 2000 as previously provided.

     Description of the contents of any document referred to in this Schedule 13D and filed or incorporated as reference as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated by reference herein.

ITEM 7.  Material Filed as Exhibits.

EXHIBIT 1 Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on December 16, 1999).

EXHIBIT 2 Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on December 16, 1999).

EXHIBIT 3 Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on March 21, 2000).

EXHIBIT 4 Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank, acting as agent thereunder for the lenders identified therein (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by the Estate of Joe Franklin Sanderson on March 21, 2000).

EXHIBIT 5 First Amendment to Credit Agreement and Term Notes dated March 30, 2001 among Joe Frank Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank.
SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                       ESTATE OF JOE FRANK SANDERSON


                                       By:/s/Joe F. Sanderson, Jr.
                                          Joe F. Sanderson, Jr., Co-Executor


                                       By:/s/William R. Sanderson
                                          William R. Sanderson, Co-Executor

Dated: April 18, 2001

EXHIBIT 5

            JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON,
          NOT INDIVIDUALLY BUT SOLELY AS CO-EXECUTORS OF THE ESTATE OF
                        JOE FRANKLIN SANDERSON, DECEASED

                       FIRST AMENDMENT TO CREDIT AGREEMENT
                                 AND TERM NOTES


Harris Trust and Savings Bank
Chicago, Illinois

The Lenders from time to time parties hereto

SunTrust Bank (formerly known as
            SunTrust Bank, Atlanta)
Atlanta, Georgia

Ladies and Gentlemen:

         Reference is hereby made to that certain Credit Agreement dated as of March 21, 2000 (the "Credit Agreement") among the undersigned, JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON, not individually but solely as co-executors of the estate of Joe Franklin Sanderson, Deceased (the "Borrower"), you (the "Banks") and Harris Trust and Savings Bank, as agent for the Banks (the "Agent"). All defined terms used herein shall have the same meaning as in the Credit Agreement unless otherwise defined herein.

         The Borrower has requested that the Banks amend the Credit Agreement to reamortize the Term Loans and to include a mortgage on certain property located in Mississippi and commonly known as the Pine Lane Ranch in the Collateral and the Banks are willing to do so in the manner and on the terms and conditions set forth herein.

1. AMENDMENTS.

         Upon satisfaction of all of the conditions precedent set forth in
Section 2 hereof, the Credit Agreement shall be amended as follows:

     1.1. Section 1.2 of the Credit Agreement shall be amended to read as follows:

     "Section 1.2. The Term Notes. The Term Loan made by each Bank shall be evidenced by a Term Note of the Borrower substantially in the form of Exhibit A hereto (individually, a "Term Note" or "Note" and together, the "Term Notes" or "Notes") payable to the order of such Bank in the principal amount of such Term Loan. Each Term Note shall be expressed to mature in sixteen (16) quarterly installments of principal commencing on April 1, 2002, and continuing on the first day of each July, October, January and April thereafter to and including January 1, 2006, with the aggregate amount of each of the first fifteen (15) installments to be $781,250 and the aggregate amount of the final installment to be equal to the entire outstanding principal balance of the Notes, with the amount of each installment due on the Term Note held by each Bank to be equal to such Bank's Commitment Percentage of each such aggregate amount."

     1.2. Section 2.2 of the Credit Agreement shall be amended to read as follows:

     "Section 2.2. Under Margin - Additional Pledge. If for any reason, including a decline in the Market Value of the Securities, the ratio (the "Loan-to-Value Ratio") of (i) the remainder of (x) the unpaid principal amount of the Term Loans, minus (y) the sum of (A) the amount of any Cash Collateral provided to the Agent and securing the obligations of the Borrower with respect to the principal of the Term Loans, and (B) if an SFI Guaranty has been executed and delivered and is in effect, the principal amount of the Term Loans guaranteed by Sanderson Farms, Inc. pursuant to such SFI Guaranty, to (ii) the sum of (A) the Market Value of the Securities, plus (B) the Loan Value of the Pine Lane Ranch Mortgage, exceeds 60%, the Borrower will notify the Agent that the Borrower is under margin. Within five Business Days of the giving of any such notice to the Agent, the Borrower will cause the Loan-to-Value Ratio to be reduced to 50% by either (i) with the consent of the Agent, making a payment on the Term Loans in the amount of the shortfall, or (ii) pledging to the Agent for the benefit of the Banks additional Collateral that is acceptable to the Agent in its sole discretion exercised in a commercially reasonable manner. It is acknowledged by the Banks that the common stock of Sanderson Farms, Inc. and cash or cash equivalents are acceptable Collateral. "Market Value" means, to the extent quotations are available, the closing sale price of the Securities on the preceding Business Day as appearing on any regularly published reporting or quotation service or, if there is no closing sale price, any reasonable estimate used by the Borrower or the Agent in accordance with sound banking practices; provided, however, that any equity Securities having a closing sale price of less than $5 per share or unit shall be deemed to have a Market Value of zero dollars ($0)."

     1.3. Section 2.4 of the Credit Agreement shall be amended by replacing the phrase "calendar quarter" with the phrase "fiscal quarter of Sanderson Farms, Inc. (commencing with the fiscal quarter ended January 31, 2001)".

     1.4. Section 4 of the Credit Agreement shall be amended by adding the following definitions thereto in the appropriate alphabetical order:

     "Loan Value of the Pine Lane Ranch Mortgage" shall mean $1,200,000, but only for so long as the Pine Lane Ranch Mortgage is in effect, and $0 at all other times.

     "Partnership"   shall  mean  The  Joe  Frank   Sanderson   Family   Limited
     Partnership, a Mississippi limited partnership.

     "Pine Lane Ranch Mortgage" shall mean the Deed of Trust and Security Agreement with Assignment of Rents from the Partnership to the Agent for the benefit of the Banks, as the same may be supplemented and amended from time to time."

     1.5. The first paragraph of Section 7.10 of the Credit Agreement shall be amended to read as follows:

     "The Borrower shall not, without the Banks' prior written consent, distribute or transfer without receipt of fair market value consideration any shares of the common stock of Sanderson Farms, Inc. held by the Borrower or all or a substantial part of the Borrower's other assets; provided, however, that if (a) no Potential Default or Event of Default has occurred and is continuing or would exist immediately after the distribution, (b) after giving effect to the distribution the Borrower's Net Worth (as defined below) is not less than $2,500,000, and (c) after giving effect to the distribution the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that may be in effect and the Loan Value of the Pine Lane Ranch) does not exceed 25%, the Borrower may during the term of this Agreement distribute to the legatees of the Estate not more than (x) 200,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash based on the Market Value on the Business Day immediately preceding the distribution, or any combination of cash and shares) in the calendar year 2000 and 100,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash) in each calendar year thereafter, and
     (y) in each calendar year after the year 2000 the shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash) which were (or would have been had the conditions of clauses (a), (b) and (c) been satisfied) permitted to be to be distributed under clause (x) above and which were not distributed during the period specified in clause (x); provided further, however, that if after giving effect to any distribution permitted hereby the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that is in effect and the Loan Value of the Pine Lane Ranch Mortgage) shall be less than 15% but equal to or greater than 5% the Borrower may distribute an additional 100,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash) and if after giving effect to any distribution permitted hereby the Loan to Value Ratio (determined without regard to the amount of any SFI Guaranty that is in effect and the Loan Value of the Pine Lane Ranch Mortgage) shall be less than 5% the Borrower may distribute an additional 400,000 shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash or any combination of shares and cash; provided further, however, that in no event shall the aggregate number of shares of common stock of Sanderson Farms, Inc. distributed pursuant to this Section 7.10 exceed 700,000 shares (or an equivalent amount of cash or any combination of shares and cash) during the entire term of this Agreement. At least one Business Day prior to any distribution permitted under this paragraph the Borrower shall deliver to the Agent a written verification of the Borrower's Net Worth, in form and content acceptable to the Agent and as of the date not more than 30 days prior to the date of delivery, together with a projection of the Borrower's Net Worth and a calculation of the Loan to Value Ratio immediately after the proposed distribution."

     1.6. Section 8.1 of the Credit Agreement shall be amended by replacing the period appearing at the end of subsection (k) thereof with "; or" and by adding the following definition thereto as subsection (l):

     "(l)any of the events described in subsections (j) and (k) above shall occur with respect to the Partnership, or any "Event of Default" (as defined in the Pine Lane Ranch Mortgage) shall occur, or the Partnership shall breach, repudiate, disavow or purport to terminate any provision of the Pine Lane Ranch Mortgage."

     1.7. Exhibit A to the Credit Agreement and each of the Notes shall be amended by replacing the phrase "twenty (20) consecutive quarterly installments" appearing in the first paragraph thereof with the phrase "sixteen (16) consecutive quarterly installments".

     1.8. Each Bank shall type the following legend on its Note:

     "This Note has been amended pursuant to a First Amendment to Credit Agreement and Term Notes dated as of March 30, 2001, including a change in the required principal installments hereon, to which Amendment reference is made for a statement of the terms thereof."

2. CONDITIONS PRECEDENT.

         The effectiveness of this Amendment is subject to the satisfaction of all of the following conditions precedent:

     2.1. The Borrower, the Agent and each of the Banks shall have executed this Amendment.

     2.2. The Agent shall have received:

     (a) a Deed of Trust and Security Agreement with Assignment of Rents duly executed and in recordable encumbering the Partnership's real property located in Jones and Wayne counties, Mississippi commonly known as the Pine Lane Ranch, together with such UCC financing statements as the Agent may request;

     (b) a Phase I environmental assessment of the Pine Lane Ranch showing no conditions that are not acceptable to the Banks;

     (c) an appraisal of the Pine Lane Ranch satisfactory in form and substance to the Banks;

     (d) Certificate of Limited Partnership of the Partnership, certified by the office of the Secretary of State of the State of Mississippi as of a date no earlier than March 15, 2001;

     (e) a good standing certificate for the Partnership issued by the office of the Secretary of State of the State of Mississippi as of a date no earlier than March 15, 2001;

     (f) the favorable written opinion of counsel for the Partnership in the form of Exhibit A attached hereto;

     (g) a Certificate of the General Partner of the Partnership with respect to
     (a) Articles of Limited Partnership Agreement of the Partnership, (b) consent of partners in the Partnership, (c) balance sheet of the Partnership, and (d) contingent liabilities of the Partnership;

     (h) a mortgagee's policy of title insurance (or a binding commitment therefor) relating to the Deed of Trust and in an amount equal to $2,230,000 with a waiver of coinsurance insuring the lien of the Deed of Trust as a valid first priority lien subject to no defects or objections which are unacceptable to the Agent, together with such endorsements as the Agent may request;

     (i) evidence of the appointment and authority of the co-executors of the Borrower;

     (j) a written opinion from the Borrower's legal counsel, Butler, Snow, O'Mara, Stevens & Cannada, PLLC, covering such matters as the Banks may require, the terms of the opinion to be acceptable to the Banks; and

     (k) an order from the Chancery Court of the Second Judicial District of Jones County, Mississippi authorizing the execution and delivery of this Amendment by the Borrower.

3. REPRESENTATIONS AND WARRANTIES.

     3.1. Each of the representations and warranties set forth in Section 5 of the Credit Agreement are true and correct.

     3.2. The Borrower is in full compliance with all of the terms and conditions of the Credit Agreement and no Event of Default or Potential Default has occurred and is continuing thereunder or shall result after giving effect to this Amendment.

4.  MISCELLANEOUS.

     4.1. Reference to this specific Amendment need not be made in any note, document, letter, certificate, the Credit Agreement itself, the Revolving Notes, or any communication issued or made pursuant to or with respect to the Credit Agreement or the Revolving Notes, any reference to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

     4.2. This Amendment may be executed in any number of counterparts, and by the different parties on different counterparts, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. This Amendment shall be governed by the internal laws of the State of Illinois.

         Upon acceptance hereof by the Agent and the Banks in the manner hereinafter set forth, this Amendment shall be a contract between us for the purposes hereinabove set forth.

         Dated as of March 30, 2001.



                                            /s/Joe Franklin Sanderson, Jr.
                                            JOE FRANKLIN SANDERSON, JR.,
                                            AS CO-EXECUTOR OF THE ESTATE
                                            OF JOE FRANKLIN SANDERSON, DECEASED,
                                            AND NOT IN HIS INDIVIDUAL CAPACITY



                                            /s/William Ramon Sanderson
                                            WILLIAM RAMON SANDERSON,
                                            AS CO-EXECUTOR OF THE ESTATE
                                            OF JOE FRANKLIN SANDERSON,DECEASED,
                                            AND NOT IN HIS INDIVIDUAL CAPACITY

         Accepted and agreed to as of the day and year last above written.


                                            HARRIS TRUST AND SAVINGS BANK
                                            individually and as Agent


                                            By ________________________________
                                               Its Vice President


                                           SUNTRUST BANK


                                           By _________________________________
                                              Its______________________________

                                    EXHIBIT A

                           FORM OF OPINION OF COUNSEL